June 28, 2013

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Gerdau S.A. Form 20-F for the Year Ended December 31, 2012 Filed March 28, 2013 File No. 1-14878

Dear Mr. Decker:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated June 4, 2013, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2012, filed on March 28, 2013.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We would be pleased to discuss any aspect of these responses with you at your convenience. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

Throughout your discussion of results of operations there are instances where significant trends and events are attributed to intermediate effects, without analysis of the reasons underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management. In future filings, please revise your discussion under operating and financial review and prospects for all periods to:

•             Provide a more robust discussion of the factors affecting net sales in each of your segments. You have provided a table that shows net sales by business operations and net sales per tonne by business operations, but it does not appear that you have provided much insight into the underlying business reasons for the changes in these items. For example, in the Brazil Business Operation, you state that the 7.1% increase in net sales per tonne shipped contributed to the net sales growth in the period. However, you do not provide any insight into the reasons why net sales per tonne increased from period to period. Please specifically consider what is contributing to the increase in net sales per tonne shipped including but not limited to the average selling prices of your steel products such as crude steel, common long rolled products, drawn products, special steel products and flat products . Please also discuss and quantify the impact of the exchange variation in the Brazilian real against the U.S. dollar on your net sales, where applicable;

•             Provide a more robust explanation for the changes in cost of sales and gross profit. In your North America and Latin America Business Operations, gross margin contracted due to the increase in costs of sales outpacing the increase in net sales due to higher raw material prices. Given that your operating profitability depends on the correlation between raw materials prices and the steel selling prices, please expand your disclosure to discuss the reasons for changes in your raw materials costs. Please provide a more robust discussion of your raw materials including but not limited to coal, iron ore, coke, limestone, zinc, tin and scrap steel. Please consider discussing how changes in your raw material costs have impacted margins including any trends in the price of raw materials for all periods presented. In addition, please also include a discussion of the impact of energy costs (electricity and natural gas prices) on results of operations as well. Please discuss any recent trends in energy costs and any potential material risks to the company if energy costs increase in the future. Please also enhance your disclosure to discuss what you mean by the reduction in shipments led to lower dilution of fixed costs. Please also explain how lower dilution of fixed costs resulted in a lower gross margin in 2012; and

•             Quantify the reasons for the changes in your selling general and administrative expenses from period-to-period. For example, on page 54, you indicate that the increase was mainly due to the average appreciation in the Brazilian real against the U.S. dollar in 2012. However, it is not clear how the appreciation in the Brazilian real against the U.S. dollar resulted in a decrease in selling expenses while resulting in an increase in general and administrative expenses. Please qualify how much of the change was related to the appreciation in the Brazilian real and please provide more insight into the reasons to the remaining change in the SG&A expense line item.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide qualification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 501.04 of the Financial Reporting Codification. Please show us supplementally what your revised disclosures for 2012 as compared to 2011 will look like.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to state clearly the analysis of the reasons underlying the intermediate effects in sufficient detail for a reader to understand the business through the eyes of management.

In future filings, the Company will disclose more information related to the reasons in the changes in net sales; cost of sales and gross profit; and selling, general and administrative expenses, including insights on average selling prices of our products, exchange variations and changes on raw material costs, similar to that presented below:

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Net Sales

In 2012, consolidated net sales grew 7.3% in relation to 2011, mainly reflecting the increase in net sales per tonne shipped at all business operations (10.6% on a consolidated basis), despite the 3.0% reduction in shipments.

In absolute terms, the North America and Latin America Business Operations led net sales growth in 2012 compared to 2011, registering increases of 15.2% and 23.6%, respectively. This growth resulted mainly from the increases in net sales per tonne shipped of 16.8% in the North America Business Operation, which was mainly due to the exchange variation in the period (average depreciation of the Brazilian real against the U.S. dollar in 2012 of 16.7%), and 20.7% in the Latin America Business Operation, mainly due to the depreciation of the Brazilian real against the different currencies of the countries in which Gerdau operates (e.g. Chilean peso: 18.2%; Colombian peso: 19.7%; Peruvian nuevo sol: 14.5%; and Mexican peso: 16.6%).

In the Brazil Business Operation, although net sales remained virtually flat (up 1.2%), we noted individual markets performed differently. In the domestic market, net sales increased 12.1% as a result of the 4.7% increase in shipments from 5,082 million tonnes in 2011 to 5,320 million tonnes in 2012, and also the 7.1% increase in net sales per tonne shipped which resulted from price increases in finished long steel products, mainly rebar, bars and shapes. The growth in domestic market shipments was mainly driven by a strong demand from the construction segment (which accounted for around 55% of the sales of this operation in 2012, up from around 50% in 2011) and from the industrial sector served by Gerdau. In addition, in view of the high price volatility in international markets, a portion of exports was redirected to the domestic market. As a result, export shipments contracted by 22.9% to 1,979 million tonnes in 2012, from 2,567 million tonnes in 2011, thus resulting in the decline in export net sales by 33.0% in the period. According to the Central Bank of Brazil, the civil construction industry’s GDP is expected to grow by 3.8% in 2013, which indicates strong demand in this industry in the Brazilian market. For more details, please see “Item 5.D Trend Information”.

In the Special Steel Business Operation, net sales decreased slightly (by 1.7%) in 2012 as compared to 2011, as a result of the reduction in shipments (-10.4%), mostly in Brazil and Spain units, which was partially offset by an increase of 9.7% in net sales per tonne, which can primarily be attributed to the United States unit and the impact of the exchange variation in the period (average depreciation in the Brazilian real against the U.S. dollar in 2012 of 16.7%). In Brazil (this country represents 38.0% of the capacity of the Special Steel Business Operation), shipments were mostly impacted by the heavy vehicle production that was brought forward to 2011, in order to avoid higher costs of the manufactures with the new Euro 5 regulations for diesel engines that took effect in January 2012 (this specific end market normally represents 40% of total demand for special steel in Brazil). In Spain (this country represents 26.0% of the capacity of the Special Steel Business Operation), the lower special steel shipments reflected the effects from Europe’s sovereign debt crisis. In the United States (this country represents 36.0% of the capacity of the Special Steel Business Operation), shipments were virtually flat, due to the continued strong demand in this market. The automotive industry is the main consumer market of this Business Operation, and it is expected to maintain its momentum in 2013 in the U.S.A. and show a recovery in the heavy vehicles segment in the Brazilian market, based on the forecasts of automotive associations in the United States and in Brazil. For more details, please see “Item 5.D Trend Information”.

Cost of Sales and Gross Profit

On a consolidated basis, the 9.7% increase in cost of goods sold in 2012 compared to 2011 is primarily explained by the increase in the prices of raw materials, especially metal inputs, which accounted for 48.8% of consolidated cost of sales (54% of production costs) in 2012, and increased by R$1,108 million as compared to 2011.  Furthermore, given that the operations have a fixed cost (personal plus maintenance, which represented 21.2% of consolidated production costs in 2012), independent of capacity utilization, the lower production and shipments level led to lower dilution of fixed costs, thus leading to higher cost per tonne produced and sold. These factors, as well as the ones presented in net sales, contributed to a reduction in gross margin to 12.5% in 2012, from 14.4% in 2011.

In the North America and Latin America Business Operations, gross margin contracted due to the increase in costs of sales outpacing the increase in net sales. In North America, the higher cost of sales were mainly due to higher metallic input cost, which was primarily pushed up by an 11.6% increase in scrap cost (79.5% of total metallic input) in 2012 compared to 2011. In Latin America, the higher cost of sales were also pushed up by higher scrap cost (56.8% of total metallic input), which increased 32.6% in 2012 compared to 2011. It is important to remember that both cost of sales and net sales in the North America and Latin America Business Operations were affected by the exchange variation when translated from the local currencies to the Brazilian real.

In the Special Steel Business Operation, the gross margin contraction was mainly due to lower shipments in the period (-10.4%), with consequently lower dilution of fixed costs (personal plus maintenance, which represented 26.2% of special steel production costs in 2012).

In the Brazil Business Operation, however, gross margin expanded due to higher net sales per tonne shipped (+6.0%) and higher shipments to the domestic market (+4.7%). The higher net sales per tonne was mainly due to price increases in finished long steel products, mainly rebar, bars and shapes, in the domestic market.

Additionally, in future fillings, the Company intends to present the table below in the Production Cost section:

Production Costs

	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012
% of costs	Consolidated		Brazil BO		North America BO		Latin America BO		Special Steel BO
Personnel	14.3	15.4	15.8	16.4	11.8	13.4	10.3	11.2	17.5	19.6
Maintenance	5.5	5.8	6.6	6.6	4.1	4.8	4.9	5.2	5.9	6.6
Depreciation	4.8	4.6	7.4	6.4	3.0	3.0	3.3	3.2	4.3	4.8
Metallic Inputs	54.3	53.4	40.4	41.1	66.4	64.3	65.6	65.3	53.5	49.1
Energy and Reducing Agents	13.5	13.2	23.2	23.6	6.7	6.2	10.8	9.5	9.2	9.5
Specific Materials	7.6	7.6	6.6	5.9	8.0	8.3	5.1	5.6	9.6	10.4

Selling, General and Administrative Expenses

In 2012, selling, general and administrative expenses increased by 2.9% compared to 2011. The 4.8% growth in general and administrative expenses can primarily be attributed to the exchange variation arising from the translation to the Brazilian real of the various currencies in the countries in which Gerdau operates (for example, the average depreciation in the Brazilian real against the U.S. dollar in 2012 was 16.7%). As for selling expenses, the decrease was due to the reduction in shipments partially offset by the exchange variation previously discussed. However, selling, general and administrative expenses as a percentage of net sales remained virtually flat at 6.5% in 2012, compared to 6.8% in 2011.

Comment No 2

Please expand your disclosures to address how you account for gains and losses on transactions with associate companies as well as losses in associate entities in excess of your investment in these entities.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to expand its disclosures to address the recognition of gains and losses on transactions with associate companies as well as losses in associate companies in excess of the investment in these entities.

In future filings, the Company will revise the disclosure of Note 2.1.d) related to Equity Method as follows in order to make reference to associate companies in the disclosure:

“d) Equity Method

According to this method, investments in jointly-controlled entities and the investments in associate companies are recognized in the consolidated balance sheet at acquisition cost and are adjusted periodically based on the Company’s share in the earnings and in other changes in the net assets of the investees. The balances of the investments can also be reduced due to impairment losses.

Gains and losses on transactions with jointly-controlled entities and associate companies are eliminated against the value of the investment in proportion to the Company’s interest. Losses in jointly-controlled entities and associate companies in excess of the investment in these entities are not recognized, except when the Company is contractually obligated or has agreed to reimburse these losses.

Any excess of the acquisition cost of an investment over the net fair value of its assets, liabilities and contingent liabilities is recorded as goodwill at the acquisition date. Goodwill is included in the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition takes place. Furthermore, dividends received from these companies are recorded as reductions in the value of the investments.”

Comment No 3

You indicate that on July 7, 2012 you obtained control of your jointly-controlled entity Kalyani Gerdau Steels Ltds. You also considered the transaction as a step acquisition, remeasuring the previously held interest in KGS at its fair value amounting to R$ 261,910 and recognizing a gain in the statement of income of R$ 2,952 under the operating income. On page F-35, you disclose that the carrying value of Kalyani Gerdau Steels Ltds. was R$ 146,720. Given the difference between the carrying value and the fair value of Kalyani Gerdau Steels Ltds., please explain how you determined the R$ 2,952 gain recognized as a result of this transaction. Please specifically reconcile the amounts that were recognized when you obtained control of your jointly —controlled entity. Refer to IFRS 3 and IAS 27.

Response:

In response to the Staff´s comment, the Company will revise its disclosure in future filings to explain how the gain of R$ 2,952 has been determined. The Company intends to include disclosure similar to that which follows:

Estimated fair value of the previously held 91.28% interest in Kalyani Gerdau Steel Ltds (“Kalyani”) as of July 7, 2012 (A)	R$	261,910

Less:
Carrying amount of the investment in the joint-venture Kalyani recorded under “Investment in associates and jointly-controlled entities” as of July 7, 2012 (*)	R$	(146,720)
Carrying amount of the advances for capital increases in Kalyani recorded under “Advance for capital increase in jointly-controlled entities” as of July 7, 2012 (*) (**)	R$	(104,215)
Sub-total carrying amount (B)	R$	(250,935)

Excess of fair value over carrying amount (C)	R$	10,975

Less:
Cummulative translation adjustment (loss) recycled to the income statement related to the Kalyani joint-venture net of tax effect (D)	R$	(8,031)
Rounding effect	R$	8

Gain recognized in the income statement upon obtaining control of Kalyani (E)	R$	2,952

(*) The carrying amount in our unaudited interim consolidated balance sheet as of June 30, 2012 furnished on a 6-K dated August 20, 2012 was R$ 118,331 under “Investment in associates and joint-ventures” and R$ 116,718 under “Advance for capital increases in jointly-controlled entities” totaling a total carrying amount of R$ 235,049. The variation between the total carrying amount as of June 30, 2012 of R$ 235,049 and the total carrying amount as of July 7, 2012 results from capital increases made in the period and changes in the exchange rate. This information is intended to be used as supplemental information and reference on the figures presented in the Consolidated Financial Statements in the last date available before the Business Combination.

(**) Advances for future capital increases corresponds to funding provided to a company for future capitalization but for which shares were issued after the Business Combination on July 19th, 2012. In the case of Kalyani, approval of the issuance of the new shares was required from the other shareholder.

We have accounted for the acquisition of control of Kalyani as a business combination achieved in stages in accordance with IFRS 3 paragraph 41 since we obtained control in Kalyani on which we already held an equity interest immediately before the acquisition date.

In accordance with paragraph 42 of IFRS 3 we remeasured our previously held equity interest to its estimated fair value (reference A in the table above) and we recognized the resulting gain in income (reference B in the table above). Additionally, we recognized in profit and loss the cumulative amount recorded through July 7, 2012 in accumulated comprehensive income (reference D in the table above) as if we had disposed of our previously held interest in Kalyani.

Comment No 4

On April 1, 2012, you re-designated the amount of the Ten Year Bonds designated as a hedge of net investment. You disclose that based on the standard and interpretation of the standard mentioned, you provided the effectiveness of the hedge as from the designation of the debt for acquisition of the foreign investments. This disclosure appears to suggest that you may have retroactively applied the change in the designation of your Ten Year Bonds. Please confirm that you have not retroactively applied this change. Otherwise, please explain how you determined that your approach was appropriate. Refer to paragraph 88 of IAS 39.

Response:

In response to the Staff´s comment we inform that we did not retroactively apply the change in the designation of the Ten Year Bonds and we respectfully note that as stated in the page F-50 of our Consolidated Financial Statements presented on Form 20-F for the fiscal year ended December 31, 2012, “after redesignation the exchange rate gains (losses) on the amount of US$ 1.96 billion will continue to be recognized in equity while the exchange rate gains (losses) on the portion of US$ 0.79 billion is recognized in income”.

In future filings, the Company will revise the disclosure as follows in order to increase clarity on the disclosure:

“Based on the standard and interpretation of standard mentioned above, the Company proved the effectiveness of the hedge as from the date of its designation.  The effects are recognized directly in the Statement of Comprehensive Income as an unrealized loss in the amount of R$ 412,627 as of December 31, 2012 (loss of R$ 788,007 at December 31, 2011).”

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

	By	/s/ André Pires de Oliveira Dias

		Name:	André Pires de Oliveira Dias
		Title:	Chief Financial Officer

Copy:
Ernest Greene
Staff Accountant

Jeanne Baker
Assistant Chief Accountant